

Mail Stop 3561

September 15, 2017

Andrew Wiederhorn
Chief Executive Officer
FAT Brands, Inc.
9720 Wilshire Blvd., Suite 500
Beverly Hills, CA 90212

> **Re:** **FAT Brands, Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 6, 2017**
> **File No. 024-10737**

Dear Mr. Wiederhorn:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 21, 2017 letter.

General

1. Please provide the information required by Rule 255(a) of Regulation A in your solicitation of interest materials on your website.

2. Your disclosure regarding the significant tax benefits in your solicitation of interest materials on your website appears to be inconsistent with the disclosure regarding your tax sharing agreement in your offering circular. Please revise for consistency or advise. In this regard, we note your disclosure on page 9 of your offering circular that you will pay to FCCG the amount that your tax liability would have been had you filed a separate return and not been consolidated with FCCG.

Offering Circular Summary, page 1

Our Company, page 1

3. We note your revised disclosure on page 4 that you have entered into a letter of intent to acquire an additional restaurant concept with approximately 60 franchised stores and are in discussions to acquire another restaurant concept with approximately 50 stores. Please provide an estimate, if possible, of the costs associated with such acquisitions as well as the source of the necessary funds.

Use of Proceeds, page 37

4. We note your disclosure on page 37 that if you obtain less than the maximum amount in this offering, "the repayment of Related Party Debt will be reduced accordingly, and FCCG intends to repay the balance of indebtedness and fund the purchase of Homestyle Dining LLC from other sources." Please disclose whether, if FCCG funds the purchase of Homestyle Dining LLC "from other sources," FCCG will still contribute Ponderosa and Bonanza to Fat Brands, Inc. Please also clarify, if true, that if the company receives less than the maximum amount, the company will first reduce the repayment of related party debt down to zero, and then reduce the Homestyle Dining LLC acquisition costs down to zero, in that order. In addition, if you intend to fund the purchase of Ponderosa and Bonanza as well as the repayment of the Related Party Debt from other sources, please disclose here.

Dividend Policy, page 39

5. We note the disclosure that you are targeting a $0.48 per share annual dividend. Please tell us, with a view towards revised disclosure, what basis you have in your historical or expected financial performance to support this targeted dividend.

Selected Historical Combined Financial and Other Data, page 41

6. We note your response to our prior comment 11; however, we reissue our comment. As previously requested, please revise your filing to include the disclosures required by Item 10(e)(1)(i) of Regulation S-K as system-wide sales is considered a non-GAAP financial measure. Specifically, you should provide a statement disclosing the reason(s) why management believes the presentation of the measure provides useful information to investors regarding your financial condition and results of operations; and to the extent material, a statement disclosing the additional purposes, if any, for which you use the non-GAAP financial measure.

7. We note your response to prior comment 12; however, we were unable to find the footnote which states Same-store sales growth (adjusted) and Average unit volumes are

calculated on a system wide basis. Please advise and revise to have the footnote should follow the tables on pages 46-47.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

Post-Offering – Taxation, Borrowings and Expenses, page 59

8. We note your disclosure on page 59 that you expect to enter into a credit facility with a third-party lender. If known, please identify the party, and file the agreement as an exhibit. If you have not yet entered into a credit facility with a third-party lender, please tell us whether you intend to do so prior to qualification.

Certain Relationships and Related Party Transactions, page 104

9. Please disclose the material terms of your agreement with FCCG regarding the contribution of Ponderosa and Bonanza and file this agreement as an exhibit to your offering statement. In addition, please disclose in your offering circular summary, if true, that the contribution of Ponderosa and Bonanza is not a condition to completing this offering.

Plan of Distribution, page 112

10. Please clarify that, because you may choose when to have a closing, the funds held in escrow will be released to you at your sole discretion at any time and without regard to meeting any particular contingency. Please also disclose that, for the investments made using a BANQ online brokerage account, investors' funds used to purchase your securities will be swept into or maintained in FDIC-insured bank accounts as part of Foliofn Investments, Inc.'s Cash Sweep program and that you will have access to such funds at each closing, which will occur at your discretion.

11. You refer on page 115 to investors providing indications of interest and funding BANQ online brokerage accounts during the marketing period and after the offering statement has been qualified. Please clarify whether the reference to the marketing period includes the marketing that has been taking place prior to qualification or is limited to marketing that takes place after qualification.

Investment Limitations if We Do Not Obtain a Listing on a National Securities Exchange, page 114

12. Please revise the title of the section, the last sentence of the first paragraph and elsewhere in this section to clarify that the investment limitations will apply to your offering. Please also revise your cover page accordingly. In that regard, we note that your common stock will not be listed on NASDAQ upon qualification. Refer to Rule 251(d)(2)(i)(C).

Exhibits, page III-1

    13. Please file a specimen stock certificate.

Exhibit 13.1

    14. We note that the testing the waters materials on the BANQ website include a 28 page investor presentation. Please file this presentation as an exhibit or tell us why you are not required to do so.

    We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

    You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

                                   Sincerely,

                                   /s/ Justin Dobbie

                                   Justin Dobbie
                                   Legal Branch Chief
                                   Office of Transportation and Leisure

cc: Allen Sussman, Esq.
         Loeb & Loeb LLP